Exhibit 2.2

VOTING AGREEMENT

VOTING AGREEMENT, dated as of October 21, 2009 (the “Agreement”) by and among Equinix, Inc., a Delaware corporation (“Parent”), and the securityholders of Switch & Data Facilities Company, Inc., a Delaware corporation (the “Company”), whose names appear on the signature page of this Agreement (each, a “Securityholder” and together, the “Securityholders”).

WHEREAS, in order to induce Parent and Sundance Acquisition Corporation to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with the Company, Parent has requested each Securityholder, and each Securityholder has agreed, to enter into this Agreement with respect to all shares of the common stock, $0.0001 par value, of the Company that such Securityholder beneficially owns (the “Shares”).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1

GRANT OF PROXY; VOTING AGREEMENT

Section 1.01. Voting Agreement. (a) Except as otherwise provided in Section 1.01(b), each Securityholder hereby agrees to vote or exercise its right to consent with respect to all Shares that such Securityholder is entitled to vote at the time of any vote or action by written consent to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto at any meeting of the stockholders of the Company, and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the stockholders of the Company. Securityholder hereby agrees that it will not vote any Shares in favor of, or consent to, and will vote against and not consent to, the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, liquidation, dissolution or any other extraordinary transaction involving the Company other than the Merger, (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (iv) other matter relating to, or in connection with, any of the foregoing matters.

(b) Notwithstanding Section 1.01(a), the obligation of The CapStreet Group (“CapStreet”) to vote Shares that it is entitled to vote as provided in Section 1.01(a) shall apply to the extent and only to the extent that the aggregate number of Shares that all Securityholders who are party to this Agreement are entitled to vote does not exceed 35% of the total number of outstanding shares of the Company’s common stock (the “Maximum Amount”). With respect to any Shares owned by CapStreet that, pursuant to this Section 1.01(b), are not required to be voted as provided in Section 1.01(a), CapStreet shall be entitled to vote such Shares in any manner it chooses in its sole discretion.

Section 1.02. Irrevocable Proxy. Each Securityholder hereby revokes any and all previous proxies granted with respect to the Shares. By entering into this Agreement, each Securityholder hereby grants a proxy appointing Parent as such Securityholder’s attorney-in-fact and proxy, with full power of substitution, for and in the Securityholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section 1.01 above as Parent or its proxy or substitute shall, in Parent’s sole discretion, deem proper with respect to the Shares. The proxy granted by Securityholder pursuant to this Article 1 is irrevocable during the term of this Agreement and to the fullest extent permitted by law, and is granted in consideration of Parent entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by Securityholder shall be revoked upon termination of this Agreement in accordance with its terms.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF SECURITYHOLDERS

Each Securityholder represents and warrants to Parent as to himself, herself or itself severally and not jointly, that:

Section 2.01. Authorization. The Securityholder has full power and authority to execute and deliver this Agreement, to perform the Securityholder’s obligations hereunder and to consummate the transactions contemplated hereby. If the Securityholder is an entity, the execution, delivery and performance by Securityholder of this Agreement and the consummation by Securityholder of the transactions contemplated hereby are within the corporate powers of Securityholder and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding Agreement of Securityholder. If the Securityholder is married and the Shares set forth on Schedule A hereto constitute community property under Applicable Law, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, such Securityholder’s spouse. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement.

Section 2.02. Non-Contravention. The execution, delivery and performance by Securityholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation, bylaws or similar organizational documents of Securityholder, to the extent Securityholder is an entity that has such documents, (ii) violate any Applicable Law applicable to such Securityholder, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Securityholder is entitled under any provision of any agreement or other instrument binding on Securityholder or (iv) result in the imposition of any Lien on any asset of Securityholder. No governmental licenses, authorizations, permits, consents or approvals are required in connection with the execution and delivery of this Agreement by Securityholder or the consummation by Securityholder of the transactions contemplated hereby, except for applicable requirements, if any, under the Exchange Act and any other applicable U.S. federal or state securities laws.

Section 2.03. Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of the Securityholder or, if the Securityholder is an entity, any of the Securityholder’s Affiliates, threatened against the Securityholder or any of the Securityholder’s Affiliates or any of the Securityholder’s properties or any of its officers or directors, in the case of a corporate entity (in their capacities as such) that, individually or in the aggregate, would reasonably be expected to materially delay or impair the Securityholder’s ability to consummate the transactions contemplated by this Agreement. There is no judgment, decree or order against the Securityholder or, if the Securityholder is an entity, any of the Securityholder’s Affiliates, or, to the knowledge of the Securityholder or, if the Securityholder is an entity, any of the Securityholder’s Affiliates, any of its directors or officers, in the case of a corporate entity (in their capacities as such), or any of its partners (in the case of a partnership) that would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that would reasonably be expected to materially delay or impair the Securityholder’s ability to consummate the transactions contemplated by this Agreement.

Section 2.04. Ownership of Shares; Voting Power. Securityholder (together with Securityholder’s spouse if the Securityholder is married and the Shares set forth on Schedule A hereto constitute community property under Applicable Law) (i) is the beneficial owner of the Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares) and (ii) has the power to vote, or direct the voting of, the Shares. None of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares.

Section 2.05. Total Shares. Except for the Shares set forth on Schedule A hereto, Securityholder does not beneficially own any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

Section 2.06. Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of Securityholder.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to each Securityholder:

Section 3.01. Corporate Authorization. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Parent.

ARTICLE 4

COVENANTS OF SECURITYHOLDER

Each Securityholder hereby covenants and agrees as to himself or herself, severally and not jointly, that:

Section 4.01. No Proxies for or Encumbrances on Shares.

(a) Except pursuant to the terms of this Agreement, Securityholder shall not, without the prior written consent of Parent, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Shares during the term of this Agreement. Securityholder shall not seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding and agrees to notify Parent promptly, and to provide all details requested by Parent, if Securityholder shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing.

(b) Any attempted transfer of Shares, or any interest therein, in violation of this Section 4.01 shall be null and void. In furtherance of this Agreement, Securityholder shall and hereby does authorize the Company and Parent’s counsel to notify the Company’s transfer agent that there is a stop transfer restriction with respect to all of his or her Shares (and that this Agreement places limits on the voting and transfer of his or her Shares); provided that any such stop transfer restriction shall terminate automatically, without any notice or other action by any Person, upon the termination of this Agreement in accordance with Section 5.04 and, upon such event, Parent or the Company shall promptly notify the Company’s transfer agent of such termination.

(c) Notwithstanding anything to the contrary set forth in this Agreement, Securityholder (and any transferee Securityholders) may transfer any or all of the Shares (i) by will, or by operation of law, in which case this Agreement shall bind the transferee, (ii) to an Affiliate of such Securityholder, or (iii) in connection with estate and charitable planning purposes, including transfers to relatives, trusts and charitable organizations, so long as, in the case of the immediately preceding clause (i), this Agreement and/or the operation of Applicable Law is effective to bind the transferee, and in the case of the immediately preceding clauses (ii) and (iii), the transferee, prior to such transfer executes a counterpart of this Agreement (with such modifications as Parent may reasonably request solely to reflect such transfer).

Section 4.02. Other Offers. Securityholder (in Securityholder’s capacity as such), and each of its Subsidiaries, if any, shall not, and shall use its reasonable best efforts to cause its officers, directors, employees or other agents, if any, not to, directly or indirectly, (i) take any action to solicit or initiate any Acquisition Proposal or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to, any Person that may be considering making, or has made, an Acquisition Proposal or has agreed to endorse an Acquisition Proposal. Securityholder will promptly notify Parent after receipt of an Acquisition Proposal or any indication that any Person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any of its Subsidiaries by any Person that may be considering making, or has made, an Acquisition Proposal and will keep Parent fully informed of the status and details of any such Acquisition Proposal, indication or request; provided, however, that nothing in this Section 4.02 shall be deemed to prohibit any of the Company’s officers, directors, employees or other agents, in their capacities as such, from taking any action on behalf of the Company that is expressly permitted by Section 6.03 and as to which the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law.

Section 4.03. Additional Shares. In the event that Securityholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional voting interest with respect to the Company, Securityholder shall promptly notify Parent and such voting interests shall, without further action of the parties, be subject to the provisions of this Agreement, and the number of Shares set forth on Schedule A hereto will be deemed amended accordingly; provided, however, that to the extent that, after application of Section 1.01(b), such additional Shares would cause the aggregate number of Shares that all Securityholders who are party to this Agreement are entitled to vote to exceed the

Maximum Amount, such additional Shares shall be deemed “Shares” for purposes of this Agreement only to the extent that they would not cause such aggregate number of Shares to exceed the Maximum Amount.

Section 4.04. Appraisal Rights. Securityholder agrees not to exercise any rights (including under Section 262 of the General Corporation Law of the State of Delaware) to demand appraisal of any Shares which may arise with respect to the Merger.

ARTICLE 5

MISCELLANEOUS

Section 5.01. Capacity as Securityholder. The parties acknowledge and agree that Securityholder is signing this Agreement solely in such Securityholder’s capacity as an owner of his, her or its Shares. Nothing in this Agreement shall limit or affect any actions taken by a Person who is a director or officer of the Company, in his or her capacity as a director or officer of the Company, to the extent this Agreement could be construed to restrict the exercise by such Person of his or her fiduciary duties in his or her capacity as a director or officer of the Company.

Section 5.02. Capitalized Terms; Other Definitional and Interpretative Provisions. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement. “Beneficially owned”, “beneficial ownership” and grammatical variants thereof used in this Agreement are used as defined in Rule 13d-3 under the Exchange Act. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that

Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

Section 5.03. Further Assurances. Parent and Securityholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.

Section 5.04. Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement shall terminate upon the earlier of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the delivery of written notice of termination by the Securityholder to Parent, following any amendment to the Merger Agreement effected without the prior written consent of the Securityholder which would reduce or change the form of the Merger Consideration; provided, however, that for the avoidance of doubt, this clause (iii) shall not apply to any increase in the Merger Consideration or to any reduction of the Merger Consideration pursuant to Section 2.02(k) of the Merger Agreement.

Section 5.05. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 5.06. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto, except that Parent may transfer or assign its rights and obligations to any Affiliate of Parent. Any assignment in violation of the foregoing shall be null and void.

Section 5.07. Governing Law. This Agreement shall be governed by and construed in accordance with and governed by the laws of the State of Delaware, without regard to the conflicts of law rules of such State.

Section 5.08. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in any federal court located in the State of Delaware or any Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

Section 5.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 5.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective as between Parent and a Securityholder when each of Parent and such Securityholder shall have received counterparts hereof signed by the other; provided, however, that notwithstanding the foregoing, under no circumstances shall this Agreement be deemed to have become effective prior to 4:00 pm, Eastern time, on the date hereof. Until and unless Parent and Securityholder has received a counterpart hereof signed by the other, this Agreement shall have no effect and as between Parent and such Securityholder, neither shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 5.11. Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 5.12. Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof. This Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, the parties hereto.

Section 5.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.

Section 5.14. Options. Notwithstanding any provision of this Agreement, no Securityholder shall be required by the terms of this Agreement to exercise his, her or its options to purchase Shares.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

EQUINIX, INC.

By:	/s/ Steve Smith
	Name:	Steve Smith
	Title:	CEO and President

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ Charles Browning
	Name:	Charles Browning
	Title:	Senior Vice President of Operations

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ Kathleen Earley
	Name:	Kathleen Earley

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ George Kelly
	Name:	George Kelly

By:
	Name:	Kelly

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ William Luby
	Name:	William Luby
	Title:	Chairperson of the Board of Directors

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ Ali Marashi
	Name:	Ali Marashi
	Title:	Vice President of Engineering and Chief Information Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ Arthur Matin
	Name:	Arthur Matin

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ Clayton Mynard
	Name:	Clayton Mynard
	Title:	Vice President, General Counsel and Secretary

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ Keith Olsen
	Name:	Keith Olsen
	Title:	Chief Executive Officer and President

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ George Pollock, Jr.
	Name:	George Pollock, Jr.
	Title:	Chief Financial Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ William Roach
	Name:	William Roach
	Title:	Senior Vice President of Sales

By:
	Name:	Roach

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ Ernest Sampera
	Name:	Ernest Sampera
	Title:	Senior Vice President of Marketing and Chief Marketing Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ G. Michael Sievert
	Name:	G. Michael Sievert

By:
	Name:	Sievert

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ Michael Sileck
	Name:	Michael Sileck

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

By:	/s/ M. Alex White
	Name:	M. Alex White
	Title:	Director

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

CAPSTREET II, L.P.
By: CapStreet GP II, L.P., its general partner By: The CapStreet Group, LLC, its general partner

By:	/s/ Katherine L. Kohlmeyer
	Name:	Katherine L. Kohlmeyer,
	Title:	Chief Financial Officer

CAPSTREET GP II, L.P. By: The CapStreet Group, LLC, its general partner

By:	/s/ Katherine L. Kohlmeyer
Katherine L. Kohlmeyer,
Chief Financial Officer

THE CAPSTREET GROUP, LLC

By:	/s/ Katherine L. Kohlmeyer
Katherine L. Kohlmeyer,
Chief Financial Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

CEA CAPITAL PARTNERS USA, L.P. By: Seaport Capital, LLC its authorized representative

By:	/s/ Howard M. Kaufman
	Name:	Howard M. Kaufman
	Title:	Chief Financial Officer

CEA CAPITAL PARTNERS USA CI, L.P. By: Seaport Capital, LLC its authorized representative

By:	/s/ Howard M. Kaufman
	Name:	Howard M. Kaufman
	Title:	Chief Financial Officer

SEAPORT CAPITAL PARTNERS II, L.P. By: Seaport Capital, LLC its authorized representative

By:	/s/ Howard M. Kaufman
	Name:	Howard M. Kaufman
	Title:	Chief Financial Officer

Schedule A

	Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares	Percentage of Total
Keith Olsen(1)	722,628	2.1%
William Luby(2)(3)	5,456,612	15.7%
George Pollock, Jr.(4)	210,963	*
Ernest Sampera(5)	162,251	*
William Roach(6)	292,992	*
Charles Browning(7)	114,791	*
Ali Marashi(8)	63,166	*
Clay Mynard(9)	45,438	*
Kathleen Earley(10)	62,056	*
George Kelly(2)(11)	6,838,631	19.7%
Arthur Matin(12)	72,056	*
G. Michael Sievert(13)	16,250	*
Michael Sileck(13)	21,250	*
M. Alex White(14)	37,500	*
All directors and executive officers as a group (14 persons)	14,116,584	39.4%
The CapStreet Group(11)	6,822,035	19.6%
Seaport Capital(3)	5,441,612	15.6%
Columbia Wanger Asset Management, L.P.(15)(16)	4,878,800	14.0%

*	less than 1%
(1)	Includes 462,603 options that are exercisable within 60 days of October 21, 2009.
(2)	Includes 15,000 options that are exercisable within 60 days of October 21, 2009.
(3)	The shares beneficially owned by “Seaport Capital” include 3,218,627 shares (9.3%) owned of record by Seaport Capital Partners II, L.P. (“Seaport Partners”), 68,232 shares (0.2%) owned of record by Seaport Investments, LLC (“Seaport Investments”), 1,646,745 shares (4.7%) owned of record by CEA Capital Partners USA, LP (“CEA”) and 508,008 shares (1.5%) owned of record by CEA Capital Partners USA CI, LP (“CEA CI”). The general partner of Seaport Partners is CEA Investment Partners II, LLC. CEA Investment Partners II, LLC is controlled by Seaport Associates, LLC, which is controlled by William Luby and James Collis. Seaport Investments is controlled by Mr. Luby and Mr. Collis. CEA and CEA CI are each controlled by CEA Investment Partners, L.P. which is controlled by CEA Capital Corp. CEA Capital Corp. is controlled by J. Patrick Michaels, Jr. Mr. Luby, Mr. Collis and Mr. Michaels each disclaim beneficial ownership of these shares, except to the extent of their respective pecuniary interests therein. Each entity has an address of c/o Seaport Capital, 199 Water Street, 20th Floor, New York, NY 10038.
(4)	Includes 43,451 options that are exercisable within 60 days of October 21, 2009.
(5)	Includes 147,018 options that are exercisable within 60 days of October 21, 2009.
(6)	Includes 30,937 options that are exercisable within 60 days of October 21, 2009.
(7)	Includes 30,937 options that are exercisable within 60 days of October 21, 2009.
(8)	Includes 45,833 options that are exercisable within 60 days of October 21, 2009.
(9)	Includes 18,333 options that are exercisable within 60 days of October 21, 2009.

(10)	Includes 62,056 options that are exercisable within 60 days of October 21, 2009.
(11)	The shares beneficially owned by “The CapStreet Group” include 4,814,563 shares (13.8%) owned of record by CapStreet II, L.P. (“CapStreet II”), 589,409 shares (1.7%) owned of record by CapStreet Parallel II, L.P. (“CapStreet Parallel”), 1,417,649 shares (4.1%) owned of record by CapStreet Co-Investment II-A, L.P. (“CapStreet Co-Investment” and collectively with CapStreet Parallel, the “CapStreet Entities”) and 414 shares (less than 1%) owned of record by The CapStreet Group, LLC. The CapStreet Group, LLC, is (i) the general partner of CapStreet GP, II, L.P. which is the general partner of CapStreet II, and (ii) the general partner of each of the CapStreet Entities. Mr. Kelly, as Chairperson of The CapStreet Group, LLC, may be deemed to be the beneficial owner of these shares. Mr. Kelly disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Each entity has an address of 600 Travis Street, Suite 6110, Houston, Texas 77002.
(12)	Includes 72,056 options that are exercisable within 60 days of October 21, 2009.
(13)	Includes 16,250 options that are exercisable within 60 days of October 21, 2009.
(14)	Includes 27,500 options that are exercisable within 60 days of October 21, 2009.
(15)	The amount shown and the following information is derived from a Schedule 13F filed by Columbia Wanger Asset Management, L.P. (“Columbia”), reporting beneficial ownership as of June 30, 2009. According to the Schedule 13G, Columbia has sole voting power over 4,566,700 shares and sole dispositive power over 4,878,800 shares.
(16)	The address for this stockholder is 227 West Monroe Street, Suite 3000, Chicago, Illinois, 60606.